SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    for the period ended 9 June to 1 July 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------

EXHIBIT

1.1       Transaction in Own Shares released on 9 June 2004
1.2       Director shareholding released on 9 June 2004
1.3       Director shareholding released on 9 June 2004
1.4       Transaction in Own Shares released on 10 June 2004
1.5       Director shareholding released on 10 June 2004
1.6       Transaction in Own Shares released on 11 June 2004
1.7       Director shareholding released on 11 June 2004
1.8       Transaction in Own Shares released on 15 June 2004
1.9       Director shareholding released on 15 June 2004
2.0       Director shareholding released on 15 June 2004
2.1       Transaction in Own Shares released on 16 June 2004
2.2       Transaction in Own Shares released on 17 June 2004
2.3       Transaction in Own Shares released on 18 June 2004
2.4       Transaction in Own Shares released on 21 June 2004
2.5       Additional Listing released on 22 June 2004
2.6       Director shareholding released on 23 June 2004
2.7       Transaction in Own Shares released on 30 June 2004
2.8       Transaction in Own Shares released on 01 July 2004

EXHIBIT 1.1


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 9 June 2004


BP p.l.c. announces that on 8 June 2004, it purchased for cancellation 6,388,879 ordinary shares at prices between 488.25 pence and 494.00 pence per share.



Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.2


We were advised yesterday by Lloyds TSB Registrars that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 7 June 2004 @ GBP4.876959 per share, through the BP Dividend Reinvestment Plan:-

Sir Robin Nicholson               30 shares
Dr. A.B. Hayward                1066 shares
Mr. J.A. Manzoni                1030 shares

EXHIBIT 1.3


We were advised today by HSBC Trust Company (UK) Limited that Mr R L Olver, a director of BP p.l.c, acquired 127 Ordinary Shares in BP p.l.c. at GBP4.9400 on 8 June 2004 through reinvestment of dividends on shares held in PEP and ISA plans.

EXHIBIT 1.4


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 June 2004

BP p.l.c. announces that on 9 June 2004, it purchased for cancellation 9,000,000 ordinary shares at prices between 481.00 pence and 488.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.5


We were advised today by HSBC Trust Company (UK) Limited that Mr R L Olver, a director of BP p.l.c, acquired 14 Ordinary Shares in BP p.l.c. at GBP4.8700 on 7 June 2004 through reinvestment of dividends on shares held in ISA plans.

EXHIBIT 1.6


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 June 2004

BP p.l.c. announces that on 10 June 2004, it purchased for cancellation 7,291,188 ordinary shares at prices between 480.0 pence and 483.5 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.7


We were today advised by Computershare Plan Managers that the following Directors of BP p.l.c. received the numbers of BP ordinary shares shown opposite their names on 8 June 2004 @ GBP4.845 per share, as a result of reinvestment of dividends on shares held through the BP Sharematch UK Plan :-

Dr. A.B. Hayward                       20 shares
Mr. J.A. Manzoni                       16 shares
Mr. R. L. Olver                        20 shares

and on 8 June 2004 @ GBP4.876959 per share, as a result of reinvestment of dividends on shares held through the BP Group Participating Share Scheme:-

Dr. A.B. Hayward                        4 shares

EXHIBIT 1.8


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 June 2004

BP p.l.c. announces that on 14 June 2004, it purchased for cancellation 3,401,094 ordinary shares at prices between 476.25 pence and 482.75 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.9


We were advised on 14 June 2004 by JPMorgan Chase Bank that the following Directors of BP p.l.c. received the numbers of BP ADSs shown opposite their names below on 10 June 2004 @ $53.7869 per ADS under the Company's US dividend reinvestment plan:-

Mr. E.B. Davis, Jr       48.3588 ADSs
                         (equivalent to approximately 290 Ordinary shares)

Mr. C.F. Knight          120.9651 ADSs
                         (equivalent to approximately 726 Ordinary shares)

Dr. W.E. Massey          36.9259 ADSs
                         (equivalent to approximately 222 Ordinary shares)

EXHIBIT 2.0


We were advised today by Computershare Plan Managers that on 10 June 2004 the following Directors of BP p.l.c. acquired the number of BP ordinary shares shown opposite their names below at GBP4.8075 per share through participation in the BP ShareMatch UK Plan:-

Mr. R.L. Olver                         74 shares
Dr. A.B. Hayward                       74 shares
Mr. J.A. Manzoni                       74 shares

EXHIBIT 2.1


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 June 2004

BP p.l.c. announces that on 15 June 2004, it purchased for cancellation 6,516,748 ordinary shares at prices between 476.75 pence and 485.50 pence and between 881.33 cents and 884.33 cents per share.

Enquiries: Fergus MacLeod, BP p.l.c.     Tel: 020 7496 4717

EXHIBIT 2.2


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 June 2004

BP p.l.c. announces that on 16 June 2004, it purchased for cancellation 2,744,405 ordinary shares at prices between 482.25 pence and 490.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.3


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 June 2004

BP p.l.c. announces that on 17 June 2004, it purchased for cancellation 6,109,828 ordinary shares at prices between 490.0 pence and 496.0 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.4


BP p.l.c. - Transaction in Own Shares


BP p.l.c. announces that on 18 June 2004, it purchased for cancellation 6,788,773 ordinary shares at prices between 488.5 pence and 498.0 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.5


                            BP p.l.c. ("the Company")
                            -------------------------

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 90,000,000 Ordinary shares of US$0.25 ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 24 June 2004 and that dealings will commence 25 June 2004.

These shares are being reserved under a block listing and will be issued pursuant to the following schemes:


Scheme                                            Shares

EXECUTIVE SHARE OPTION SCHEMES                    80,000,000
SAVINGS RELATED SHARE OPTION SCHEMES              10,000,000


When issued, these shares will rank pari passu with the existing Ordinary shares.

EXHIBIT 2.6


We were today advised by Mourant & Co., Trustees of the BP Employee Share Ownership Plan, that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 7 June 2004 @ GBP4.9013 per share, as a result of reinvestment of dividends on shares held by them in the Plan:-

Dr. A.B. Hayward                      438 shares
Mr. J.A. Manzoni                      431 shares

We were advised today by HSBC Trust Company (UK) Limited that Mr R L Olver, a director of BP p.l.c, acquired 1 Ordinary Shares in BP p.l.c. at GBP4.8620 on 11 June 2004 through reinvestment of dividends on shares held in a PEP plan.

EXHIBIT 2.7



30th June 2004

BP plc
------

BP close period share repurchase programme
------------------------------------------

BP plc announces that it has commenced an irrevocable, non-discretionary programme to purchase shares on its own behalf, for cancellation, during its close period which commences on 1st July 2004 and ends on 26th July 2004.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both BP's general authority to repurchase shares and Chapter 15 of the Listing Rules which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of BP shares for the 5 dealing days preceding the date of purchase. The company confirms that it currently has no unpublished price sensitive information.

Further enquiries:

       BP Press Office: +44 (0)20 7496 4076

EXHIBIT 2.8



BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 1 July 2004

BP p.l.c. announces that on 30 June 2004, it purchased for cancellation 5,560,000 ordinary shares at prices between 488.5 pence and 492.0 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BP p.l.c.
                                        (Registrant)

Dated: 5 July, 2004                        /s/ D. J. PEARL
                                       ..............................
                                              D. J. PEARL
                                              Deputy Company Secretary